VIA EDGAR (as correspondence)

                      April 30, 2013

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549

Re:  Newmark Risk-Managed Opportunistic Fund

       Registration No. 333-63151, Investment Company Act File No. 811-8993

Dear Ms. Dubey:

In our conference call of March 21, 2013 and subsequent follow up, you communicated the following U.S. Securities and Exchange Commission (“SEC”) comments regarding Post-Effective Amendment No.20 to the Registrant’s Form N-1A (the “Filing”) filed for the purpose of  updating the prospectus and SAI for Newmark Risk-Managed Opportunistic Fund, formerly Prasad Growth Fund. A summary of your comments, along with the Registrant’s responses, is set forth below for your review. Please be advised that I have included Mr. Eskildsen’s comments and the corresponding responses further below for your review.

Prospectus

Comment 1:  The name of Registrant should be updated to Newmark Risk-Managed Opportunistic Fund (Note that SEC’s current service trust ID number is registered to Prasad Growth Fund).

Response:  The Registrant confirms the name change.

Comment 2:  The prospectus will become effective on April 23, 2013, which is 60 days post the Filing.

Response:  The Registrant confirms the date change to April 30, 2013 to ensure sufficient time for proxy processing and shareholders voting. Accordingly, a 485BXT filing occurred to extend the effective date.

Comment 3:  The prospectus Investment Objective on page 3 of the initial Filing should be abbreviated.

Response:  The Registrant confirms changes to the Filing.  It is restated as follows:

Newmark Risk-Managed Opportunistic Fund is a mutual fund that seeks to generate positive investment returns. There are no guarantees the Fund will achieve its objective.

Comment 4:  Confirm the reasonableness of “Other Expenses” as listed on page 5 of the Filing under the Annual Fund Operating Expenses caption.

Response:  The Registrant confirms the reasonableness of the figure.  The Registrant generally short sells selectively and avoids shorting dividend paying stocks. The Registrant will avoid short-selling stocks using margin debt and therefore will not incur interest expenses.

Comment 5:  Confirm the reasonableness of “Acquired Fund Fees and Expenses” as listed on page 5 of the initial Filing under the Annual Fund Operating Expenses caption.

Response:  The Registrant confirms the reasonableness of the figure.  On average, the Registrant foresees utilizing ETFs and closed-end funds approximately a third of the time during a typical year.  In addition, the Registrant does not expect for ETFs and closed-end funds to exceed 40% of the Fund’s assets for those periods.  By applying an average annual fee structure of 100 bps for ETFs and closed-end funds along with the investment parameters noted above, the Fund anticipates roughly 13 bps of acquired expenses.

Comment 6:  The Principal Investment Strategies on page 6 of the initial Filing is long. Can it be abbreviated?

Response:  The Registrant confirms streamlining the Principal Investment Strategies and eliminating redundancies. Investment Process was described similar to the prospectus for New York Life’s MainStay Marketfield Fund under the same heading.  It is restated as follows:

Principal Investment Strategies

The Fund seeks its investment objective by investing generally in equity securities. Equity securities include common stocks and preferred stocks, as well as securities convertible into or exchangeable for common stocks or preferred stocks.  The Fund is a “non-diversified” portfolio and it may invest in companies of any size and market capitalization. The Fund will consider all asset classes including foreign and domestic securities listed on U.S. exchanges, which may include, but are not limited to, investing portfolio assets in equities, Real Estate Investment Trusts (REIT),  Master Limited Partnerships (MLP), preferred stocks, convertibles, emerging market securities, Exchange Traded Funds (ETF), bonds, currencies, money market funds, cash and cash equivalent financial instruments.

To pursue its objective, the Fund will generally trade frequently and will invest in a wide range of financial instruments, market sectors, market capitalization and asset classes including foreign and domestic securities listed on U.S. exchanges.  Investments may include any asset for which there is a liquid market.

The Fund may invest up to 100% of its assets in equity securities indirectly through investments in shares of Exchange Traded Funds (ETFs), and up to 10% of its assets indirectly through investments in Closed End Funds.  The Fund may invest in both traditional and non-traditional ETFs.   Non-traditional ETFs present more risk.  The Fund’s investments in shares of ETFs may result in substantial investments in issuers of foreign and emerging market securities.

In order to respond to adverse market, economic, political or other conditions, the Fund may assume a temporary defensive position that is inconsistent with its principal investment strategies.

Investment Process. The Fund seeks to take advantage of investment opportunities with attractive risk/return profiles that are undervalued relative to Advisor’s appraised value.  The Advisor will reduce and manage portfolio risk when it believes opportunities are scarce.  The Fund’s Advisor generally seeks opportunities where it believes Wall Street research is either inadequate or possibly non-existent.  The Advisor focuses typically on undiscovered, neglected, or misunderstood opportunities to generate positive investment returns.   The Fund’s Advisor employs a flexible investment process as it seeks to take advantage of opportunities as they arise.

The Advisor updates and monitors its proprietary model on a daily basis to assess factors it considers critical and most influential to capital market conditions and risk assets.  The factors being monitored include macroeconomic trends, monetary policies, anticipated inflation, interest rates, investor sentiment, market technicals, consumer sentiment, corporate earnings, market volatility trend, market valuation, investment flows and its perception of the outlook for the capital markets. Insights gained from this process combined with the availability of attractive investment opportunities are applied continuously by the Advisor to managing the Fund’s portfolio risk characteristics and its exposure to risk assets, which may result in the Fund’s market and risk exposure varying regularly. The Advisor aims to minimize capital losses during periods of unfavorable market conditions.  Thus, from time to time, the Advisor may take a temporary defensive stance in an attempt to respond to adverse market, economic, political, or other conditions.  The Advisor reduces portfolio risk of the Fund primarily by reducing its holdings of risk assets, increasing cash and cash equivalent holdings, purchasing inverse ETFs, purchasing put options on market futures and shorting securities.

In making investment decisions for the Fund, the Adviser focuses on the individual strengths of the underlying companies and the relative and absolute attractiveness of the companies’ securities to determine if a company is an attractive investment opportunity.  The Adviser also seeks those equity securities with undervalued assets and growth potential that it believes remain unrecognized by the investment community.

The Advisor may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Fund or when the security is deemed less attractive relative to another security on a risk/return basis.  Also, the Advisor may sell or reduce a position if it sees the investment theme failing to materialize.

Comment 7:  The principal investment strategies on page 6 of the Filing references REIT, MLP and currencies.  Provide risks attributes associated with these investments.

Response:  The Registrant has modified the Principal Risk to include REIT, MLP and currencies.  The following were added to the Filing:

MLP Risk. MLP common units, like other equity securities, can be affected by macro-economic and other factors affecting the stock market in general, expectations of interest rates, investor sentiment towards an issuer or certain market sector, changes in a particular issuer’s financial condition, or unfavorable or unanticipated poor performance of a particular issuer (in the case of MLPs, generally measured in terms of distributable cash flow). Prices of common units of individual MLPs, like the prices other equity securities, also can be affected by fundamentals unique to the partnership or company, including earnings power and coverage ratios. Fluctuations in underlying commodity prices that are generally associated with MLPs may unfavorably impact earnings and cash flow distributions. Changes in the regulatory environment could adversely affect the profitability of MLPs.  Rising interest rates could result in a higher cost of capital for MLPs.

REIT (and Other Real Estate Companies) Risk. To the extent the Fund invests in REITs and other real estate companies, its performance will be affected by the performance of the real estate markets and subject to its risks. REIT and other real estate company securities are subject to, among other risks: declines in property values; defaults by mortgagors or other borrowers and tenants; increases in property taxes and other operating expenses; overbuilding; fluctuations in rental income; changes in interest rates; lack of availability of mortgage funds or financing; extended vacancies of properties; changes in tax and regulatory requirements; losses due to environmental liabilities; or casualty or condemnation losses. REITs also are dependent upon management skills and are subject to heavy cash flow dependency, self-liquidation and the possibility of failing to qualify for tax-free “pass-through” of income under the federal tax law. During periods of high interest rates, REITs and other real estate companies may lose appeal for investors who may be able to obtain higher yields from other income-producing investments. High interest rates may also mean that financing for property purchases and improvements is more costly and difficult to obtain .Most Equity REITs receive a flow of income from property rentals, which they pay to their shareholders in the form of dividends. In addition, Equity REITs may be affected by changes in the value of the underlying property they own, while Mortgage REITs may be affected by the quality of any credit they extend. REIT and other real estate company securities tend to be small- to mid-cap stocks and are subject to the risks of investing in small- to mid-cap stocks. Some of the REIT securities in which a Fund invests may be preferred stock, which receives preference in the payment of dividends.

Currency Risk. To the extent that the Fund invests in securities or other instruments such as ETFs denominated in or indexed to foreign currencies, fluctuation in currency exchange rates are common and will bring an added dimension of risk. Currency fluctuations may negatively impact investment gains or add to investment losses.

Comment 8: Disclosure how you manage portfolio risk continuously and how you reduce portfolio risk.  Where possible, explain in plain English.

Response:  The Registrant has modified the paragraph in Principal Investment Strategies on page 7 of the Filing to provide further insight on how risk is monitored and managed continuously and how risk is reduced.  The Advisor considers its proprietary process as being indispensable to its aim to managing risk and the paragraph below most accurately depicts its approach. The following is the modified paragraph:

The Advisor updates and monitors its proprietary model on a daily basis to assess factors it considers critical and most influential to capital market conditions and risk assets.  The factors being monitored include macroeconomic trends, monetary policies, anticipated inflation, interest rates, investor sentiment, market technicals, consumer sentiment, corporate earnings, market volatility trend, market valuation, investment flows and other factors influential to its outlook for the capital markets. Insights gained from this process combined with the availability of attractive investment opportunities are applied continuously by the Advisor to managing the Fund’s portfolio risk characteristics and its exposure to risk assets, which may result in the Fund’s market and risk exposure varying regularly. The Advisor aims to minimize capital losses during periods of unfavorable market conditions.  Thus, from time to time, the Advisor may take a temporary defensive stance in an attempt to respond to adverse market, economic, political, or other conditions.  The Advisor reduces portfolio risk of the Fund primarily by reducing its holdings of risk assets, increasing cash and cash equivalent holdings, purchasing inverse ETFs, purchasing put options on market futures and shorting securities.

Comment 9: Paragraph on the Fund’s turnover rate needs to be more concise given the Fund’s prior high turnover.

Response:  The Registrant has modified the paragraph in bottom of the page 7 of the Filing from “may trade frequently and may invest” to “will generally trade frequently and will invest”.  The following is the modified paragraph:

To pursue its objective, the Fund will generally trade frequently and will invest in a wide range of financial instruments, market sectors, market capitalization and asset classes including foreign and domestic securities listed on U.S. exchanges.

Comment 10: Comments on non-traditional ETFs risk.

Response:  The Registrant has modified the paragraph on page 8 of the Filing in which Non-traditional ETFs are referenced.  It is restated as follows:

Non-traditional ETFs present more risk as described in the Fund’s Principal Risks.

Comment 11: Clarify the paragraph referencing credit default swap agreements and how it is used.

Response:  The Registrant has modified the paragraph on page 8 of the Filing by stating the Fund may only buy credit default swap agreements.  It is restated as follows:

The most common types of derivatives in which the Fund may invest are generally futures and options contracts; equity, interest rate, index, purchase credit default swap agreements (the Fund will not engage in selling credit default swap agreements); currency rate swap agreements; futures contracts on securities, and securities indices; and options on securities, and securities indices.

Comment 12: Remove redundancies in the Principal Risks in page 9 of the Filing and determine whether “in alphabetical order” statement is applicable.

Response:  The Registrant confirms modification of the Principal Risk.  It is restated as follows, which now includes risk disclosures for MLP, REIT and currency.

PRINCIPAL RISKS

The price of the Fund’s shares can go up and down substantially.  The value of the Fund’s investments may change because of broad changes in the markets in which the Fund invests or as a result of poor security selection, which could cause the Fund to underperform other funds with similar investment objectives.  There is no assurance that the Fund will achieve its investment objective and you could lose money.

Derivative Risk.  The risk of investing in derivative instruments, including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.

Issuer Specific Risk. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, earnings and sales trends, investor perceptions, financial leverage and reduced demand for the issuer’s goods or services.

Leverage Risk.  The risk associated with securities or practices that multiply small index or market movements into large changes in value. Leverage is often associated with investments in derivatives, but also may be embedded directly in the characteristics of other securities.

Liquidity Risk.  Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.

Management Risk.  There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.

General Risks.  Investing for capital appreciation ordinarily exposes capital to added risk. Shares of the Fund are intended for you only if you are able and willing to take such risk.  There can be no assurance that the Fund’s investment objective will be attained.  The Fund’s share price may decline and you could lose money.

Stock Market Risks.  The value of the Fund’s portfolio may be affected by changes in the stock markets.   Stock markets are subject to significant fluctuations in value as a result of political, economic and market developments.   Geographically diverse stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets.  If a stock market declines in value, the Fund’s share price is likely to decline in value.

Main Risks of Small- and Mid-Cap Stocks. The Fund may invest in equity securities of companies without regard to market capitalization. Small- and mid-sized companies may be either established or newer companies, including companies that have been in operation for less than three years.  While smaller companies might offer greater opportunities for gain, they also involve greater risk of loss. These companies may be more sensitive to changes in earnings expectations and may experience more abrupt and erratic price movements.  Securities of small- and mid-size companies may not have established markets for their products or services and may have fewer customers and product lines.  They may have more limited access to financial resources and may not have the financial strength to sustain them through business downturns or adverse market conditions.  Since small- and mid-size companies typically reinvest a high proportion of their earnings in their businesses, they may not pay dividends for some time, particularly if they are newer companies.  Smaller companies may have unseasoned management or less depth in management skill than larger, more established companies.  They may be more reliant on the efforts of particular members of their management team and management changes may pose a greater risk to the success of the business.  It may take a substantial period of time to realize a gain on an investment in a small- or mid-sized company, if any gain is realized at all.

Non-Diversification.  The Fund is a “non-diversified” fund.  The Fund is considered “non-diversified” because, compared to other funds, a higher percentage of the Fund’s assets may be invested in the shares of a limited number of companies.  The Fund’s portfolio securities, therefore, may be more susceptible to a decline in value as a result of any single economic, political, or regulatory occurrence than the portfolio securities of a “diversified” fund.

Portfolio Turnover.  The Fund’s portfolio turnover strategy permits it to purchase and sell securities at frequent intervals.  A high rate of portfolio turnover in any year will increase brokerage commissions paid by the Fund, thus reducing the Fund’s total return, and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders when Fund shares are held in taxable accounts.  The Fund’s portfolio turnover rate has been high in each of its last three fiscal years.

MLP Risk. MLP common units, like other equity securities, can be affected by macro-economic and other factors affecting the stock market in general, expectations of interest rates, investor sentiment towards an issuer or certain market sector, changes in a particular issuer’s financial condition, or unfavorable or unanticipated poor performance of a particular issuer (in the case of MLPs, generally measured in terms of distributable cash flow). Prices of common units of individual MLPs, like the prices other equity securities, also can be affected by fundamentals unique to the partnership or company, including earnings power and coverage ratios. Fluctuations in underlying commodity prices that are generally associated with MLPs may unfavorably impact earnings and cash flow distributions. Changes in the regulatory environment could adversely affect the profitability of MLPs.  Rising interest rates could result in a higher cost of capital for MLPs.

REIT (and Other Real Estate Companies) Risk. To the extent the Fund invests in REITs and other real estate companies, its performance will be affected by the performance of the real estate markets and subject to its risks. REIT and other real estate company securities are subject to, among other risks: declines in property values; defaults by mortgagors or other borrowers and tenants; increases in property taxes and other operating expenses; overbuilding; fluctuations in rental income; changes in interest rates; lack of availability of mortgage funds or financing; extended vacancies of properties; changes in tax and regulatory requirements; losses due to environmental liabilities; or casualty or condemnation losses. REITs also are dependent upon management skills and are subject to heavy cash flow dependency, self-liquidation and the possibility of failing to qualify for tax-free “pass-through” of income under the federal tax law. During periods of high interest rates, REITs and other real estate companies may lose appeal for investors who may be able to obtain higher yields from other income-producing investments. High interest rates may also mean that financing for property purchases and improvements is more costly and difficult to obtain .Most Equity REITs receive a flow of income from property rentals, which they pay to their shareholders in the form of dividends. In addition, Equity REITs may be affected by changes in the value of the underlying property they own, while Mortgage REITs may be affected by the quality of any credit they extend. REIT and other real estate company securities tend to be small- to mid-cap stocks and are subject to the risks of investing in small- to mid-cap stocks. Some of the REIT securities in which a Fund invests may be preferred stock, which receives preference in the payment of dividends.

Currency Risk. To the extent that the Fund invests in securities or other instruments such as ETFs denominated in or indexed to foreign currencies, fluctuation in currency exchange rates are common and will bring an added dimension of risk. Currency fluctuations may negatively impact investment gains or add to investment losses.

Risks of Closed-End Funds. The price of a closed-end fund can fluctuate within a wide range, and the Fund could lose money investing in a closed-end fund  if the prices of the securities owned by the closed-end fund go down. In addition, (1) the market price of the shares of the closed-end fund may trade at a discount to their net asset value; (2) an active trading market for the shares of the closed-end fund may not develop or be maintained; or (3) trading of the shares of the closed-end fund may be halted if the listing exchange’s officials deems such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally.

Risks of Traditional ETFs.  Traditional ETFs attempt to replicate the performance of an index. Although they vary in the risks that they present, certain risks are common to traditional ETFs.  These risks include market risk, asset class risk, concentration risk and management risk.  Market risk is the risk that fluctuations in the price of a particular ETF could result in loss of value.  Asset-class risk is the risk that the types of securities in which a particular ETF invests will underperform other investments.  Concentration risk is the risk that the securities held by an ETF with a more concentrated investment focus will be more susceptible to singular events that do not affect other sectors of the market. Management risk is the risk that a particular ETF will not fully replicate the underlying index, which can result in returns that are less than the returns of the underlying index.

Risks of Non-Traditional ETFs.  Non-traditional ETFs may include “leveraged” ETFs and “inverse” ETFs.  Unlike traditional ETFs, which attempt to replicate the performance of an index, leveraged and inverse ETFs seek investment returns on some basis other than a one-to-one long only relationship to an underlying index.  Non-traditional ETFs use derivatives, such as swaps and futures, to achieve leveraged or inverse returns.  Because non-traditional ETFs seek relational returns, they are structured to “reset” in relation to their underlying indexes as specified reset periods.  This reset feature can cause non-traditional ETFs to have unexpected results over time.  Unexpected results may occur in opposite of what was foreseen and therefore the outcome may be different than anticipated resulting in additional risk. Because the Fund’s investments in ETFs may cause volatility in the Fund’s share price, the risk associated with this investment strategy is considerable.

Risks of Foreign Securities. The closed-end funds and ETFs in which the Fund invests may have substantial investments in foreign securities, which can involve additional risks relating to political, economic or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently than the U.S. market. If these factors cause the net asset values of the closed-end funds or ETFs to decline, the Fund’s share price will decline. Leveraged ETFs and Inverse ETF may add more risk if the market moves in the opposite direction.

Risks of Emerging Market Securities.  The closed-end funds and ETFs in which the Fund invests may have substantial investments in emerging market securities, which can involve additional risks relating to political, economic or regulatory conditions in those countries.  The economies of emerging market countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes.  The governments of developing and emerging market countries may also be more unstable than the governments of more developed countries.  These countries generally have less developed securities markets or exchanges, and less developed legal and accounting systems.  Securities of issuers in these countries may be more difficult to sell at an acceptable price and may be more volatile than securities issued in countries with more mature markets.  Investments in emerging market countries may be subject to greater risks of government restrictions, including confiscatory taxation, expropriation or nationalization of a country’s assets, restrictions on foreign ownership of local companies and restrictions on withdrawing assets from the country.  Investments in emerging market countries may be considered speculative.

Key Personnel Risk.  If one or more key individuals become unavailable to the investment advisor, including the Fund’s portfolio manager, who is important to the management of the Fund’s assets, the Fund could suffer material adverse effects, including substantial share redemptions that could require the Fund to sell portfolio securities at time when markets conditions are not favorable.

Comment 13: Under the caption of “Risk of Closed-End Funds” on page 11 of the Filing, reference to ETF appears unnecessary.

Response:  The Registrant has modified the paragraph by removing all references to ETF from the paragraph.

Comment 14: Under the caption of “Risk of Foreign Securities” on page 12 of the Filing, “closed-end funds or ETFs” should be restated as “closed-end funds and ETFs”

Response:  The Registrant confirms the change by replacing or with and.

Comment 15: Under the caption of “Risk of Emerging Market Securities” on page 12 of the Filing, “closed-end funds or ETFs” should be restated as “closed-end funds and ETFs”

Response:  The Registrant confirms the change by replacing or with and.

Comment 16: Under the caption of “Risk of Non-traditional ETFs” on page 11 of the Filing, describe unexpected results.

Response:  The Registrant has made the following addition to describe unexpected results.

Unexpected results may occur in opposite of what was foreseen and therefore the outcome may be different than anticipated resulting in additional risk.

Comment 17: On page 13 of the Filing, in the paragraph immediately below The Fund’s Past Performance, reference is made to toll-free number, which is not provided.

Response:  The Registrant has modified the Filing to provide the toll-free number.

Comment 18: On page 13 of the Filing, below the graph, the total return of the Fund for the year to date should be for the period ending December 31, 2012, the Fund’s most recent quarter.

Response:  The Registrant has modified the Filing to reflect the year to date return for the period ending December 31, 2012.

Comment 19: On page 14 of the Filing, under the caption for Portfolio Manager, the start date should be updated.

Response:  The Registrant confirms the change.  It is restated as follows:

S. Bob Rezaee became the portfolio manager of the Fund on April 30, 2013.

Comment 20: Under the caption for The Fund’s Principal Investment Strategies and Risks on page 16 of the Filing, make sure it is only concerning the principal strategies and risks.  Otherwise, it should be part of SAI.

Response:  The Registrant has modified the Fund’s Principal Investment Strategies and risk as follows:

MORE INFORMATION ABOUT THE FUND

ABOUT THE FUND’S INVESTMENTS

The allocation of the Fund’s portfolio among different types of investments will vary over time and the Fund’s portfolio might not always include all of the different types of investments described below.  The Statement of Additional Information contains more detailed information about the Fund’s investment strategies, investments and risks.

The Fund’s Principal Investment Strategies and Risks

The Fund seeks its investment objective of opportunistically investing to generate positive returns principally by investing in equity securities.  Equity securities are common stocks and preferred stocks, as well as securities convertible into or exchangeable for common stocks or preferred stocks. The Fund may invest in companies of any size and market capitalization. The following strategies and types of investments are the ones that the Fund considers to be the most important in seeking to achieve its investment objective and the following risks are those the Fund expects its portfolio to be subject as a whole.

The Fund’s equity securities will typically fit into one of the following four categories:

Fallen Angels:  Companies in attractive niches with durable balance sheets and compelling valuations that have experienced a temporary setback and have underperformed in the short term.

Special Situations:  Opportunities with attractive characteristics and valuations that are overlooked or under-appreciated by investors or are temporarily out of favor.

Value Momentum Opportunities:  Investments with strong business tailwinds with appealing valuations which are likely to contribute to returns in the near future.

Stable Growth:  Investments with proven track records and reliable earnings characteristics and growth that are considered undervalued by the Advisor.

The Fund may invest in derivatives, which are financial instruments that have a value that depends upon, or is derived from, a reference asset, such as one or more underlying securities, pools of securities, options, futures, indexes, or currencies. The most common types of derivatives in which the Fund may invest are generally futures and options contracts; equity, interest rate, index, purchasing credit default swap agreements(will not engage in selling credit default swap agreements); currency rate swap agreements; futures contracts on securities, and securities indices; and options on securities, and securities indices.

The Fund may invest in derivatives to hedge (or reduce) its exposure to a portfolio asset or risk, to obtain leverage for the portfolio, to manage cash and/or as a substitute for taking a position in the reference asset or to gain exposure to certain asset classes, in which case the derivatives may have economic characteristics similar to those of the reference asset and the Fund’s investment in the derivatives may be applied toward meeting a requirement to invest a certain percentage of its net assets in instruments with such characteristics. The Fund may from time to time invest in fixed income securities of any credit quality and maturity or unrated securities. The Fund will aim to buy securities that it believes are undervalued.

Options Risk

The Fund will expose investors to the risks inherent in trading options. These risks include, but are not limited to, volatile movements in the price of the underlying instrument and misjudgments as to the future prices of the options and/ or the underlying instrument. Increased option volatility can increase both the profit potential and the risk associated with the Fund’s trading.

Investments in Exchange-Traded Funds and Closed-End Funds

The Fund may invest up to 100% of its assets in exchange-traded funds (ETFs) and up to 10% of its assets in closed-end funds. ETFs and closed-end funds are pooled investment vehicles which provide investors with a fractional, undivided ownership interest in an underlying pool of assets.

The Fund may invest in both “traditional” and “non-traditional” ETFs.  Traditional ETFs are designed to mirror the performance of a broad-based market index such as the Standard & Poor’s 500 Index or some other benchmark.  Non-traditional ETFs are relatively new and highly complex financial instruments which include “leveraged” ETFs and “inverse” ETFs.

Unlike traditional ETFs, leveraged and inverse ETFs seek investment returns on a basis other than a one-to-one long-only relationship to an underlying index.   Leveraged ETFs seek to deliver multiples of the performance of a particular index or benchmark.  Inverse ETFs seek to deliver performance which is the opposite of a particular benchmark. Leveraged and inverse ETFs incorporate a “reset” feature which is designed to achieve the stated investment objective on a daily basis. Because the reset feature can cause these ETFs to have unexpected results over multiple reset periods, investment returns can be unpredictable, especially in volatile markets.

The portfolio manager may emphasize investments in non-traditional ETFs as a hedging strategy during periods of falling stock prices.  However, there is no guarantee that this investment strategy will be successful.

The Fund will limit its investments in any single ETF to 3% of the acquired fund’s voting securities at the time of investment. Any investments made by the Fund, together with other funds and companies controlled by Newmark, will be limited to 10% of the acquired fund’s voting securities at the time of investment. ETFs that have obtained exemptive orders (relieving them of such limits) may sell shares without regard to those limits, provided that they comply with the conditions set forth in those orders. ETFs that have obtained exemptive orders (relieving them of such limits) may sell shares without regard to those limits, provided that they comply with the conditions set forth in those orders, and the Fund may invest in such ETFs in excess of such percentage limits. The Fund will comply with applicable regulatory changes in connection with such investments. While investments in ETFs and closed-end funds offer special investment opportunities for capital appreciation, they are also subject to special risks.

General Risks.  Each of the underlying ETFs or closed-end funds in which the Fund invests has its own investment risks, and those risks can affect the value of the Fund’s shares. To the extent that the Fund invests more of its assets in one underlying EFT or closed-end fund than in another, it will have greater exposure to the risks of that underlying ETF or closed-end fund.  There is no guarantee that any of the ETFs or closed-end funds in which the Fund invests will achieve its investment objective.  The Fund’s ability to achieve its investment objective depends largely on its allocation of Fund assets among the underlying ETFs, closed-end funds and other securities in which it invests.

Increased Costs.  When the Fund invests in  stocks indirectly through ETFs and closed-end funds, the Fund also incurs indirectly the additional fees and expenses associated with those funds.  These fees and expenses are based on the underlying expense ratios of those funds.  Any material change in the allocation of the Fund’s assets to such funds could increase or decrease the fees and expenses associated with such investments.

Additional Risks of Investments in ETFs and Closed-End Funds. The price of a closed-end fund and ETF can fluctuate within a wide range and the Fund could lose money investing in a closed-end fund or ETF the prices of the securities owned by the closed-end fund or ETF go down. In addition, (1) the market price of the shares of the closed-end fund or ETF may trade at a discount to their net asset value; (2) an active trading market for the shares of the closed-end fund or ETF may not develop or be maintained; or (3) trading of the shares of the closed-end fund or ETF may be halted if the listing exchange’s officials deems such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally. To accomplish their objectives, leveraged and inverse ETFs pursue a range of investment strategies through the use of swaps, futures contracts, and other derivative instruments.  These complex financial instruments require close monitoring on a daily basis.  There is no assurance that the Fund’s purchase and sale of these non-traditional ETFs will be beneficial to the Fund’s performance.

Risks of Investments in Foreign Stocks.  The closed-end funds and ETFs in which the Fund invests may have substantial investments in foreign securities which are subject to special risks. Foreign issuers are usually not subject to the same accounting and disclosure requirements to which U.S. companies are subject.  These differences may make it difficult for an underlying fund to evaluate a foreign company’s operations or financial condition.  Additional risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial and other operational risks; and the less stringent investor protection standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently than the U.S. market. If these factors cause the net asset values of the closed-end funds or ETFs to decline, the Fund’s share price will decline. Leveraged ETFs and Inverse ETF may add more risk if the market moves in the opposite direction.

Comment 21: Under the caption for The Fund’s Investment in Exchange-Traded Funds and Closed-End Funds on page 20 of the Filing, clarify exemptive orders.

Response: The Registrant confirms the change.  It is restated as follows:

ETFs that have obtained exemptive orders (relieving them of such limits) may sell shares without regard to those limits, provided that they comply with the conditions set forth in those orders, and the Fund may invest in such ETFs in excess of such percentage limits.

Comment 22: Under the caption for The Fund’s Investment in Exchange-Traded Funds and Closed-End Funds on page 20 of the Filing for General Risks caption, “ETFs or closed-end funds in which the Fund invests” should be restated as “ETFs and closed-end funds in which the Fund invests”

Response:  The Registrant confirms the change by replacing or with and.

Comment 23: For the Temporary Defensive Investment caption on page 21 of the Filing, expand on actions taken during adverse market conditions.

Response:  The Registrant has restated the paragraph as follows:

The Fund may invest up to 100% of its assets in cash and cash equivalents, high-quality short-term debt securities and money market funds when the Advisor believes that adverse market conditions warrant it.  Actions taken to confront adverse market conditions may include selling Fund’s holdings of risk assets, increasing cash and cash equivalent holdings, purchasing inverse ETFs, purchasing put options on market futures, and shorting securities.  The taking of such a temporary defensive posture may adversely affect the ability of the Fund to achieve its investment objective.

Comment 24: Regarding the Price of Shares caption on page 24 of the Filing, expand on fare value pricing.

Response:  The Registrant has restated the paragraph as follows:

The assets of the Fund are valued primarily on the basis of market quotations.  Securities (and other assets) for which market quotations are not readily available are valued at their fair value as determined in good faith in accordance with consistently applied procedures established by and under the general supervision of the Board of Trustees. Circumstances under which the Fund will utilize fair value pricing include, among others, situations in which the exchange on which a portfolio security is traded closes early and situations in which trading in a particular portfolio security was halted during trading hours and did not resume prior to the Fund’s net asset value calculation.  Fair value estimates are subjective in nature and involves uncertainties and risks, and therefore it is not precise. The net asset value per share of the Fund will fluctuate with the value of the securities it holds.

Comment 25: For the Financial Highlights on page 30 of the Filing, add a line for “less dividends and distributions:” to the financial table immediately above “Distributions from net investment income”.

Response:  The Registrant confirms the addition.

Comment 26: For the Financial Highlights on page 30 of the Filing, add to the financial table figures for the period ending 09/30/2012.

Response:  The Registrant confirms the addition.

Statement of Additional Information (SAI)

Comment 27: On the cover page for the SAI, prospectus date should be updated.

Response:  The Registrant confirms the change to April 30, 2013.

Comment 28: Under the Fund History caption, disclose the change in Fund’s name and advisor.

Response:  The Registrant confirms the change.  It is restated as follows:

The Trust was organized as a business trust under the laws of the State of Delaware pursuant to an Agreement and Declaration of Trust dated July 31, 1998.  On April 30, 2013, the Fund’s name and Advisor were changed to Newmark Risk-Managed Opportunistic Fund (formerly Prasad Growth Fund) and Newmark Investment Management, LLC (formerly Mutual Funds Leader, Inc), respectively.

Comment 29: Under the Fund Policies caption, for item #10 on page 39 of the Filing, clarify the status of short sales of securities.

Response:  The Registrant has restated the paragraph as follows

(10) Make short sales of securities or maintain a short position, except for: (a) outright short sales not to exceed 25% of the value of the Fund’s net assets; and (b) short sales “against the box”, both in accordance with the Fund’s Investments and Risks as detailed in the Statement of Additional Information, or purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions.

Comment 30: Under the Fund Policies caption, on page 40 of the Filing, in accordance with 16d N1A, provide the type of investments the Fund can make when adopting a temporary defensive stance.  .

Response:  The Registrant has made the following addition to the Fund’s SAI under the caption for Fund Policies:

 Temporary defensive stance will generally result in the Advisor reducing Fund’s holdings in risk assets, increasing cash and cash equivalent holdings, purchasing inverse ETFs, purchasing put options on market futures and shorting securities.

Comment 31: Under the caption for Management of The Fund on page 41 of the Filing, change the Chairman of the Board from Dr. Prasad to Rezaee.

Response:  The Registrant confirms the change.

Comment 32: Under the caption for Management of The Fund on page 41 of the Filing, how is Board’s oversight influenced given multiple roles.

Response:  The Registrant has made the following addition to the 2nd paragraph under Management of the Fund heading:

 The Board recognizes the perceived risk associated with concentration of the responsibilities inherent to the multiple roles. However, the Board believes this risk is mitigated by its continuous access to the Fund’s Independent Registered Public Accountant, its clearing agent, and its Chief Investment and Financial Officer.  The Board’s regular interactions during and between meetings with the Fund’s Advisor and other discussions as appropriate with the Fund’s advisor are intended to facilitate oversight and review of the risk management processes of the Fund.

Comment 33: In accordance with 17b10 of N1A, under Management of the Fund caption provide discussion of the specifics.

Response:  The Registrant has made the following addition, consistent with the disclosure provided in its proxy statement:

 Each Trustees qualification and skills on an individual basis and in combination with those of the other Trustees  qualification and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that the new Board of Trustees will possess collectively the requisite skills and attributes to provide oversight of the Fund and broad supervision over the affairs of the Fund.

Mr. Cerelli serves as an Independent Trustee of the Fund. He is an experienced financial business executive with service in business and finance in various professional capacities since 1983. He is currently the Chief Financial Officer of The Lancashire Group, a privately held California Corporation.  Prior to joining The Lancashire Group, Mr. Cerelli was the Controller for Ross Stores, a publicly held company.  Mr. Cerelli began his career in 1983 as a Credit Analyst at Sprint Corporation.  He holds a Bachelor of Science in Managerial Economics from the University of California at Davis.  Mr. Cerelli many years of business experience as a financial executive, his sound business judgment, strong integrity and personal character, and solid business risk management skills have prepared him to fulfill the responsibilities of an Independent Trustee of the Fund.

Mr. Gaynor serves as an Independent Trustee of the Fund and its Lead Independent Trustee.  He is an experienced investment analyst and portfolio manager.  As a former corporate auditor, Mr. Gaynor also has extensive experience in assessing factors that may contribute to business risk.  He is currently a Senior Investment Analyst at Crown Capital Management, a California based investment management partnership.  Prior to joining Crown Capital, Mr. Gaynor managed PTR Partners, LLC, a California based hedge fund.  He began his investment management career in 1998 as an analyst for Lonestar Partners, LLC.  His corporate career began in 1987 as an Auditor for Coopers & Lybrand.  Mr. Gaynor received his Bachelor Degree in Accounting from the University of Southern California and a Master of Business Administration from Indiana University.  Mr. Gaynor’s strong knowledge of investment management industry, risk mitigation and management experience, solid business judgment, and his integrity have prepared him to fulfill the responsibilities of an Independent Trustee of the Fund.

Mr. Rezaee is deemed to be an “interested person” of the Trust, as defined by the 1940 Act, because he is an officer of Newmark Investment Management LLC.  Mr. Rezaee is the portfolio manager of the Fund as well as the Chairman of the Board.  Previously, Mr. Rezaee was the Head of Equities and Senior Portfolio Manager for Cavanal Hill (CH) Investment Management until December 2012 with responsibility for the day-to-day portfolio management, equity team supervision, research and research oversight for all CH’s equity offerings. Mr. Rezaee began his investment management career in 1993 as a Research Analyst for Allianz RCM (“RCM”) Capital Management in San Francisco before joining Montgomery Asset Management in 1998 as a Senior Analyst and Portfolio Manager. Mr. Rezaee received a Bachelor of Business Administration (“BBA”) in Accounting and a BBA in Finance from Texas Tech University.  Prior to joining RCM, Mr. Rezaee was a Senior Financial Analyst for Gap, Inc.

Comment 34: In accordance with 17b1 of N1A, under Management of the Fund caption provide information regarding Board leadership structure and risk oversight.

Response:  The Registrant confirms the additions noted below.  The additions to Management of the Fund are presented below and are underlined (consistent with the disclosure provided in its current proxy statement):

Oversight Role of the Board of Trustees; Board Composition and Structure

The role of the Board of Trustees in management of the Fund is oversight. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund have responsibility for the day-to-day management of the Fund.   For example, the Adviser has responsibility for managing the Fund’s portfolio, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). In connection with its oversight role, the Board, or a subset of the Board consisting of two independent trustees led by the Lead Independent Trustee, interacts with and receives reports from senior personnel of the Fund’s service providers, which include, among others, senior investment personnel of the Adviser (including personnel with responsibility for management of the Fund’s portfolio), the Fund’s Chief Compliance Officer and the Adviser’s Chief Compliance Officer.  The Board oversees risk as part of its general oversight of the Fund and risk is addressed as part of Board activities. The Fund is subject to a number of risks, including, among other risks, investment, compliance, financial, operational, and valuation risks. Day-to-day risk management with respect to the Fund resides with the Adviser or other service providers (depending on the nature of the risk). The Board oversees the Fund’s risk managements. In discharging its oversight responsibilities, the Board and its Lead Independent Trustee considers risk management issues throughout the year by periodically reviewing the Fund’s activities with the Adviser. The Adviser will periodically provide information related to portfolio and operational risk including any changes in risk profile and material risk concerning the Fund, where applicable.

S. Bob Rezaee, Chairman of the Board, also serves as the Fund’s Portfolio Manager, the Fund’s Chief Compliance Officer (“CCO”), the Fund’s Chief Financial officer (“CFO”), and the Adviser’s Chief Compliance Officer.  The scope of the Board’s oversight responsibility requires that the Board take these multiple roles into account. The Board recognizes the perceived risk associated with concentration of the responsibilities inherent to the multiple roles. However, the Board believes this risk is mitigated by its continuous access to the Fund’s Independent Registered Public Accountant, its clearing agent, and its Chief Investment and Financial Officer.  The Board’s regular interactions during and between meetings with the Fund’s Advisor and other discussions as appropriate with the Fund’s advisor are intended to facilitate oversight and review of the risk management processes of the Fund.

Although the Board’s does not have any committees, the independent trustees have access to, the Fund’s independent registered public accounting firm, its clearing agent, and the Fund’s Chief Financial Officer. The Fund’s Board is compromised of at least a majority of independent trustees. In discharging its oversight responsibilities, the Board and its Lead Independent Trustee considers and evaluates risk management issues throughout the year by periodically reviewing the Fund’s activities with the Advisor and as appropriate provide guidance.  The Board receives periodic presentations from senior personnel of the Adviser regarding risk management generally, as well as periodic presentations relating to specific operational and investment functions, such as trading practices (including brokerage allocation and execution) and investment research. From time to time, the Board also receives reports regarding regulatory compliance and governance matters as applicable.  The Advisor will periodically provide information related to portfolio and operational risk including any changes in risk profile and material risk concerning the Fund, and as requested by the Lead Independent Trustee.  The Board has adopted policies and procedures designed to address a variety of operational and compliance matters.  In addition, the Adviser has adopted certain policies, procedures and controls designed to address particular risks to the Fund’s portfolio. However, the Board recognizes that it is not possible to eliminate all of the risks which might affect the Fund’s Portfolio. The Board’s oversight role does not make the Board a guarantor of the Fund’s portfolio activities.

 The 1940 Act requires that at least 40% of the Fund’s trustees be trustees who are not “interested trustees” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”). Moreover, in order to rely o rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s Trustees  must be Independent Directors, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, two-thirds of the Fund’s Trustees are Independent Trustees.  Although the Board does not currently have an independent Chairman, the Independent Trustees have designated a lead Independent Trustee who chairs meetings or executive sessions of the Independent Trustees, reviews and comments on Board meeting agendas and facilitates communication among the Independent Trustees, and management. The Independent Trustees do not have counsel separate from counsel to the Fund.

The Board has determined that its leadership structure, in which the Independent Trustees have designated a lead Independent Trustee to function as described above, is appropriate in light of the services that the Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships.  The Board believes that the Fund’s leadership structure is appropriate as it enables the Board to effectively and efficiently fulfill its oversight responsibilities and it facilities the exercise of the Board’s independent judgment in evaluating of the Fund and the advisor.

As needed, the Adviser discusses management issues regarding the Fund with the Board and its Lead Independent Trustee, soliciting input on many aspects of management, including potential risks to the Fund. The Board and its Lead Independent Trustee periodically make requests as well as receives update on aspects of risk that might affect the Fund and offers advice to management, as appropriate. Through its regular interactions, the Board oversees the risk management parameters for the Fund including any violations of the Code of Ethics and any compliance matter brought to its attention.

Not all risks that may affect the Fund can be identified nor can controls be developed to eliminate or mitigate their occurrence or effects. It may not be practical or cost effective to eliminate or mitigate certain risks, the processes and controls employed to address certain risks may be limited in their effectiveness, and some risks are simply beyond the reasonable control of the Funds or the Adviser, its affiliates, or other service providers. Moreover, it is necessary to bear certain risks (such as investment-related risks) to achieve each Fund’s investment goals. As a result of the foregoing and other factors, the Funds’ ability to manage risk is subject to substantial limitations.

There can be no assurance that all elements of risk, or even all elements of material risk, will be disclosed to or identified by the Board.

The Board of Trustees has no committees to which specific functions are delegated.  For example, the Board of Trustees does not currently have an Audit Committee or an Audit Committee Financial Expert.  The Board of Trustees believes that, given the relatively small size of the Fund, it is not necessary to have an Audit Committee or an Audit Committee Financial Expert.

Comment 35: Include the title of Chief Compliance Officer (CCO) for Mr. Rezaee under the caption for Management of the Fund.  .

Response:  The Registrant confirms the change having added the title.

Comment 36: Refer to 17a2-8 Form N-1A and read through it to determine its applicability.

Response:  The Registrant confirms its review of the rules noted.

Comment 37: Regarding compensation table, add officers.

Response: The Registrant confirms the following addition to page 44 of Filing.  The addition to compensation paragraph is presented below underlined:

No officer, director or employee of Newmark Investment Management LLC (the “Adviser”) receives any compensation from the Trust for serving as an officer or Trustee of the Trust.  In addition, no Trustee who is not an officer, director or employee of the Adviser receives any compensation for serving as such.  The fees paid to the incumbent Trustees for the fiscal year ended March 31, 2012 which are the only compensation or benefits payable to Trustees, are summarized in the table below with no compensation currently planned.

Comment 38: In accordance to rule 438, consent of the new Board members must be filed with the registration statement.

Response:  Upon approval of the proxy statement by Fund’s shareholders, the subsequent filing will include the signatures of the new Board members.

Comment 39: Provide share ownership for the Fund by each Trustee as of December 31, 2012, the Fund’s most recent quarter ending.

Response:  The Registrant confirms the change to Share Ownership table along with a footnote as of February 1, 2013.

Comment 40: In accordance to rule 18a, elaborate on the effect on control and voting right of other shareholders with ownership of Mr. Rezaee exceeding 25%.

Response: The Registrant has made the following addition to the Principal Shareholders caption:

Mr. Rezaee is deemed a control person with 29% holding in the Fund.  Shareholders are entitled to one vote for each share held in the Fund with an affirmative vote of the majority of shares of the Fund necessary to attain approval on matters brought forth and in electing Fund’s Trustees.  Therefore, in light of Mr. Rezaee’s large holding in the Fund and his greater voting rights, he is able to exercise considerable control and affect on matters brought forth as opposed to other shareholders.

Comment 41: Indicate all capacity under the Investment Advisory and Other Services caption.

Response:  The Registrant confirms the following addition to the Filing.

 S. Bob Rezaee is the president and a principal shareholder of the Adviser, the Fund’s Portfolio Manager, Chief Financial Officer, Chief Compliance Officer and, therefore, is deemed to be in control of the Adviser.

Comment 42: Provide address for Mutual Shareholder Services LLC (MSS) under the Other Service Providers caption.

Response:  The Registrant confirms the addition of MSS’s address.

Comment 43: Disclose fees paid to MSS for the past 3 years.

Response:  The Registrant confirms the addition of MSS’s past 3 years fees.

Comment 44: For VB&T Certified Public Accountants, its role as the auditor has been left out.

Response:  The Registrant has updated the Filing to reflect it.

 Comment 45: Expand on the Compensation caption on page 48 of the Filing.

Response:  The Registrant has updated the Filing to reflect the following:

Mr. Rezaee does not currently receive any compensation from the Advisor for services he rendered. No compensation is provided as the Advisor’s expenses currently exceed the investment management fees paid by the Fund to the Advisor.

Comment 46: Regarding Ownership of Shares on page 48 of the Filing, it should be as of fiscal year-end.

Response:  The Registrant confirms updating the Filing to fiscal year ending period.

Comment 47: Regarding Brokerage Allocation as presented on page 49 of the Filing, provide detail on brokerage commission and how the Board determines reasonableness.

Response:  The Registrant has updated the Filing by making the following additions to Brokerage Allocation:

Analysis of commission expenses charged by the broker is provided to the Board to determine reasonableness and its competitiveness relative to other brokers.

Comment 48: Regarding Brokerage Allocation as presented on page 49 of the Filing, provide nature of research services.  .

Response:  The Registrant has updated the Filing by making the following additions to Brokerage Allocation:

The advisor currently does not select brokers for the purpose of compensating for research services via commissions.

Comment 49: Under the Brokerage Allocation caption on page 50 of the Filing, explain the large change in commission.

Response:  The Registrant has updated the Filing by making the following disclosure:

The large decline in the Fund’s brokerage commissions paid in 2011 in comparison to 2010 was due to both a change in the Fund’s broker resulting in a superior commission schedule and a lower portfolio turnover in 2011 as compared to 2010.

Comment 50: Under the Capital Stock and Other Securities caption, explain whether shareholders’ right can be modified.

Response:  The Registrant has updated the Filing by providing the following additional disclosure:

Each Shareholder has one vote for each share held irrespective of the relative net asset value of the shares.  Each share has equal dividend, distribution, and liquidation rights.  The voting rights of the Shareholders are non-cumulative, so that holders of more than 50% of the shares can elect all Trustees being voted for and elected.  Shareholders’ right cannot be modified without the majority vote.

 Comment 51: Under part C, other information, consent of Independent Registered Public Auditor needs to be filed.

Response:  The Registrant has updated the Filing to include the consent.

Comment 52: Investment Advisory and Admin. Agreement needs to be included with the Filing.

Response:  Upon Shareholders’ approval of the proxy, the Registrant will provide the agreement with the Filing.

Comment 53: Update the signature page for the Filing.

Response:  Upon Shareholders’ approval of the proxy, the Registrant will submit the filing with signatures.

Commentaries provided by Mr. Chad Eskildsen

Comment 54: Concerning the Fund’s Form NP-X filing of June 2012, only one proxy voting occurred.  Confirm accuracy.

Response:  The Registrant confirmed the accuracy with Dr. Prasad as only one proxy voting occurred.

Comment 55: The most recent annual and semi-annual reports appear not to be available on the Fund’s website.

Response:  The Registrant confirmed with Dr. Prasad that the most recent annual and semi-annual reports are now available on the Fund’s website.

Comment 56: On the Fund’s 2012 annual report letter, it states that the management agreement was approved by the Board.  In accordance with item 27d6 of Form N1A, provide the disclosures required.

Response:  The Registrant confirms that Dr. Prasad, the current Advisor, has amended the 2012 annual report to provide the additional disclosure.

Comment 57: On the Fund’s 2012 annual report, performance graph does not correspond to the performance figures.

Response:  The Registrant confirms that Dr. Prasad, the current Advisor, has amended the 2012 annual report to correct for it.

 Comment 58: Provide the Fund’s website address on item 2 regarding code of ethics on Form N-CSR.

Response:  The Registrant confirms that Dr. Prasad, the current Advisor, is amending his filing to disclose the website address on Form N-CSR.

Subsequent follow up commentaries

Comment 59: The fund’s Series and Class ID must be updated immediately prior to 485B filing.

Response:  The Registrant confirms updating Series and Class ID for the fund prior to 485B filing.

 Comment 60: Provide additional disclosure on non-traditional ETFs under the Principal Investment Strategies caption of the prospectus.

Response:  The Registrant has updated the Filing to provide the following additional disclosure:

Unlike traditional ETFs, which attempt to replicate the performance of an index, non-traditional ETFs poise greater risk as it uses derivatives, such as swaps and futures, to achieve leveraged or inverse returns.  Unexpected results may occur in opposite of what was foreseen and therefore the outcome may be different than anticipated resulting in additional risk.

Comment 61: Purchasing inverse ETFs and put options on market futures as well as shorting securities are deemed speculative as a means of reducing portfolio risk as referenced under the Principal Investment Strategies in the prospectus and Fund Policies in the SAI.

Response:  The Registrant has updated the filing to exclude measures that may be deemed as speculative.

Comment 62: Recurring disclosures were noted in the Principal Risks caption of the prospectus.

Response:  The Registrant has removed the “General Risks” and “Who Is the Fund Designed for?” paragraphs from the prospectus as these risk disclosures were repetitive.

Comment 63: Risks of Foreign Securities in the prospectus is referencing leverage ETFs and inverse ETFs.

Response:  The Registrant confirms that references to leverage ETFs and inverse ETFs are now part of the Risks of Non-Traditional ETFs in the prospectus.

Comment 64: Only name, title and length of service should be disclosed for the Portfolio Manager caption in the prospectus.

Response:  The Registrant has updated the disclosure to only include name, title and length of service for the Portfolio Manager.

Comment 65: The 1% ownership limitation for closed-end funds as described in the Fund Policies should also be disclosed under the Investment in Exchange-Traded Funds and Closed-end Funds caption in the prospectus.

Response:  The Registrant confirms updating the filing to include this limitation.

Comment 66: Under the caption for Persons Controlled by or Under Common Control of Registrant, Rajendra Prasad is referenced.

Response:  The Registrant has updated the filing to reflect S. Bob Rezaee.

 Comment 67: Under the caption for Business and Other Connections of the Investment Advisor, provide commentary.

Response:  The Registrant has updated the filing to state that the Advisor’s sole business is the management of the fund.

Comment 68: Immediately below the caption for About the Fund’s Investments in the prospectus, commentary stating the fund’s portfolio might not always include all the different types of investments is not warranted.

Response:  The Registrant confirms the change.  It is stated as follows:

The allocation of the Fund’s portfolio among different types of investments will vary over time.

Comment 69: In the Principal Investment Strategies, the Investment Process is limited to only noting portfolio risk reduction when opportunities are scarce.

Response:  The Registrant has restated the paragraph as follows:

Investment Process. The Fund seeks to take advantage of investment opportunities with attractive risk/return profiles that are undervalued relative to Advisor’s appraised value.  The Fund’s Advisor generally seeks opportunities where it believes Wall Street research is either inadequate or possibly non-existent.  The Advisor focuses typically on undiscovered, neglected, or misunderstood opportunities to generate positive investment returns.   The Fund’s Advisor employs a flexible investment process as it seeks to take advantage of opportunities as they arise.

The undersigned Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law as of the United States.

In closing, I would like to thank you for your comprehensive review and feedback throughout this process. I greatly appreciated your considerable time investment. Upon your review, please contact me should you have any questions or comments.

Thank you,

/s/ S. Bob Rezaee

S. Bob Rezaee

Newmark Investment Management LLC